SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               --------------
                               SCHEDULE TO-C
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                      IMPAC COMMERCIAL HOLDINGS, INC.
                     (Name of Subject Company (Issuer))


                      FORTRESS IMPAC ACQUISITION CORP.
                         FORTRESS INVESTMENT CORP.
                            FIC MANAGEMENT, INC.
                 FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC
                              WESLEY R. EDENS
                             ROBERT I. KAUFFMAN
                              ERIK P. NYGAARD
                             RANDAL A. NARDONE
                      IMPAC COMMERCIAL HOLDINGS, INC.
                    (Names of Filing Persons (Offerors))


                   COMMON STOCK, PAR VALUE $.O1 PER SHARE
                       (Title of Class of Securities)


                                45254R 10 8
                   (CUSIP Number of Class of Securities)

                               --------------

                             Randal A. Nardone
                     Fortress Investment Holdings, LLC
                        1301 Avenue of the Americas
                          New York, New York 10019
                         Telephone: (212) 798-6100
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)

                                  Copy to:
                          J. Gregory Milmoe, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                         Telephone: (212) 735-3000


 |X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

 |X|   third-party tender offer subject to Rule 14d-1.
 |_|   issuer tender offer subject to Rule 13e-4.
 |X|   going-private transaction subject to Rule 13e-3.
 |_|   amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|




                                                      FOR IMMEDIATE RELEASE

Contact:
Lilly H. Donohue
Vice President, Fortress
212 798-6118





                   ICH SIGNS DEFINITIVE MERGER AGREEMENT

              SHAREHOLDERS TO RECEIVE $7.55 PER SHARE IN CASH

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NEW YORK, October 6, 2000 - Impac Commercial Holdings, Inc. (the "Company"
or "ICH") (AMEX:"ICH"), today announced that it has signed a definitive merger agreement providing for the acquisition of all of the Company's outstanding shares of common stock not already owned by Fortress Investment Corp. ("Fortress") for $7.55 per share in cash.

The all-cash transaction, which is structured as a $7.55 per share cash tender offer followed by a second-step merger of the Company with a subsidiary of Fortress, is valued at approximately $41.4 million excluding shares already owned by Fortress. The tender offer price reflects a 20.8% premium to yesterday's closing price and a 37.3% premium to the average price of the last 12 months. The tender offer is expected to commence on or about October 12, 2000 and conclude on November 15, 2000. The Company has approximately 8.0 million shares of common stock on a fully diluted basis, of which Fortress owns approximately 2.5 million shares. The Company's Board of Directors, acting upon the unanimous recommendation of a committee of independent directors composed entirely of non-management directors (the "Independent Committee"), unanimously recommends that the stockholders of the Company tender their shares pursuant to the tender offer. The Independent Committee and the Company Board received an opinion from Bear Stearns & Co., Inc., the Independent Committee's financial advisor, to the effect that the $7.55 per share price in the tender offer and the merger is fair to the stockholders of the Company from a financial point of view.

The tender offer and merger will be subject to certain customary conditions; however, the tender offer is not subject to a financing condition or a condition that any minimum number of shares be tendered or a "break-up" or "commitment" fee other than an expense reimbursement of up to $400,000 payable in the event that the Independent Committee receives a higher offer from a third party and accepts that offer pursuant to the exercise of its fiduciary duties. The transaction is exempt from the requirements of the Hart-Scott-Rodino Act.

ICH is a specialty commercial property finance company that elects to be taxed as a real estate investment trust for federal income tax purposes. Fortress is a private real estate investment trust formed in June 1998 to pursue real estate related investments worldwide. FIC is externally managed by Fortress Investment Group LLC, a global real estate investment and asset management company based in New York.

The tender offer for the outstanding shares of common stock of the Company described in this announcement has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through Fortress's offer to purchase and the related letter of transmittal. We urge investors and security holders to read the following documents when they become available, regarding the tender offer and the merger (described above), because they will contain important information:

        -- Fortress's tender offer statement on Schedule TO including the offer to purchase, letter of transmittal and notice of guaranteed delivery.

        --     The Company's solicitation/recommendation statement on Schedule
               14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from the information agent for the offer, to be announced.

This news release contains certain forward-looking statements. When used in this news release, the words "believes," "expects," "anticipates," "estimates" and similar words or expressions are generally intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties, such as the risks detailed in the Company's filings with the SEC.



FOR FURTHER INFORMATION:

Lilly H. Donohue
Vice President, Fortress Investment
Fund LLC
212-798-6118